EXHIBIT 99.1

Media Advisory: Hut 8 to attend Annual Needham Technology & Media Conference in New York City

TORONTO, May 12, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, will be attending the Annual Needham Technology & Media Conference on May 17.

Who:	Analysts and investors are invited to attend
What:	18th Annual Needham Technology and Media Conference
When:	May 17
Where:	Intercontinental New York Times Square
300 W 44th St. New York

Sue Ennis, VP of Corporate Development, will be taking meetings on Wednesday, May 17. Analysts and investors can reach out via the contact information below.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and predominantly emission-free sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/12/c2915.html

%CIK: 0000173180

For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Yamini Coen, yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 12-MAY-23